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NR12-23	August 16, 2012

International Tower Hill Mines Appoints Tom Irwin Vice President, Alaska and Karl Hanneman as Alaska General Manager

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that Thomas E. Irwin has been promoted to the positions of ITH Vice President, Alaska, and President, Tower Hill Mines, Inc., the U.S. operating subsidiary. Effective immediately, Mr. Irwin will assume responsibility for management of all Alaska activities of the subsidiary for the Livengood Gold Project. Most recently the Alaska General Manager for the Livengood Gold Project, Mr. Irwin has over 35 years’ experience in the natural resource industry constructing, optimizing, operating and permitting major mining projects in Alaska, Nevada and Colorado with companies such as Amax Gold Inc. and Kinross Gold Corporation. He also served for six years as Commissioner of the Alaska Department of Natural Resources.

The Company has also appointed Karl Hanneman to the position of Alaska General Manager. Mr. Hanneman has been with the Company since May 2010, during which time he was responsible for assembling the Alaska team and served as Project Manager. Mr. Hanneman has more than 30 years of Alaska-based mining industry experience including a key role on the team that worked to successfully resolve the permit issues at the Red Dog Mine and was Alaska Regional Manager during development and permitting of the Pogo Gold Mine.

Tom Irwin, ITH VP Alaska, states “I am very excited and privileged to be working with the exceptional team we have at ITH. The Livengood Gold Project is one of the most significant new mining projects in North America and we, as ITH, look forward to developing Alaska’s next great mining project.”

“The Board is extremely pleased to have Tom Irwin take this leadership role within the Company to advance the Livengood Gold Project”, said Don Ewigleben, Board Chairman. “Tom, Karl, and the Alaska based team have an unparalleled track record of success in permitting and development of mines in Alaska. This exceptional Alaskan team continues to rapidly advance our exciting world class Livengood Gold Project toward production.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012, ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario.

On behalf of
International Tower Hill Mines Ltd.

Jeffrey A. Pontius
Interim Chief Executive Officer

Contact Information:	Michelle Stachnik, Manager Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 303-881-7646
Toll-Free: 1-855-208-4642 Ext. 213

International Tower Hill Mines Ltd.	- 2 -	August 16, 2012
NR12-23 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the identification of additional deposits on the Company’s Livengood land package, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.